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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 6 2003
DIVISION OF MARKET REGULATION



SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peconic Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Goldstein Golub Kessler LLP
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

5/30/03



PECONIC SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL

PECONIC SECURITIES, LLC
(a limited liability company)

CONTENTS
December 31, 2002



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Member of
Peconic Securities, LLC

We have audited the accompanying statement of financial condition of Peconic Securities, LLC (a limited liability company) (a wholly owned subsidiary of Peconic Trading Associates, LLC) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Peconic Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 3, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

PECONIC SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash	$110,620
Securities Owned - at market value	320,020
Due from Clearing Broker	246,789
Commissions Receivable	69,215
Investment in Restricted Security - at fair value	16,800
Total Assets	$763,444
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold short - at market value	$ 52,875
Accrued expenses	328,279
Total liabilities	381,154
Member's Equity	382,290
Total Liabilities and Member's Equity	$763,444

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Peconic Securities, LLC (the "Company"), a wholly owned subsidiary of Peconic Trading Associates LLC, is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

Securities transactions, including commission revenue and related expenses, are recorded on a trade-date basis.

Investments in securities and securities sold short that are traded on a national or regional securities exchange are valued at the last reported sales price on the last business day of the year. Investments in securities and securities sold short that are traded in the over-the-counter market are valued at the last reported bid and ask prices, respectively. Investments in securities that are traded on a national or regional securities exchange for which there was no last reported sales price on the last business day of the year are valued at the mean of the last reported bid and ask prices.

At December 31, 2002, the Company's investments in marketable securities are comprised of four securities positions, one of which comprises more than 42% of the total valuation. The securities sold short are comprised of one short position.

Investment in restricted security is valued at cost which management has determined to be fair value.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

3. DUE FROM BROKER:

The clearing and depository operations for the customers' security transactions are provided by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers in connection with normal cash, margin and delivery against payment transactions.

The clearing and depository operations for the Company's security transactions are performed by one clearing broker. At December 31, 2002, all of the securities owned and the amounts due from the clearing broker reflected in the statement of financial condition are positions with and amounts due from this clearing broker.

At December 31, 2002, due from clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

4. SECURITIES SOLD SHORT:

In the normal course of business, the Company enters into transactions in securities sold short. Subsequent market fluctuations may require the Company to purchase such securities at prices significantly higher than the market value reflected in the statement of financial condition.

5. INCOME TAXES:

The Company does not record a provision for federal and state income taxes because the Member is required to report its share of the Company's income on its income tax return.

6. COMMITMENT:

The Company is obligated under a noncancelable operating lease for office space, which expires December 31, 2009. The lease may be subject to escalations for increases as stated per the agreement.

The future minimum annual rental payments under this lease are as follows:

Year ending December 31,	
2003	$ 104,822
2004	209,644
2005	209,644
2006	215,810
2007	221,976
Thereafter	443,952
	$1,405,848

7. REGULATORY REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $207,170, which exceeded its minimum net capital requirement of $100,000 by $107,170. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1 at December 31, 2002.